EXHIBIT 99.1



FOR IMMEDIATE RELEASE      CONTACT:                   Steven Gaynes
                                                      MALLORY FACTOR. INC.
                                                      212/350-0000

March 11, 1997             COMPANY                    Steven G. Selfridge
                           CONTACT:                   CHECKPOINT SYSTEMS, INC.
                                                      609/384-2473

                           COMPANY                    George K. Broady
                           CONTACT:                   ULTRAK, INC.
                                                      609/384-2453 (3/12/97)

                           COMPANY                    Tim Torno
                           CONTACT:                   ULTRAK, INC.
                                                      972/280-9625

                  CHECKPOINT SYSTEMS AND ULTRAK AGREE TO MERGE,
                   CREATING A PREEMINENT WORLDWIDE ELECTRONIC
                    SECURITY AND SURVEILLANCE SOLUTIONS FIRM

THOROFARE, NJ - Checkpoint Systems, Inc. (NYSE: CKP) and Ultrak, Inc. (NASDAQ:ULTK) today announced a definitive agreement to merge, creating a preeminent worldwide electronic security and surveillance solutions provider with a market capitalization of approximately $1.3 billion and leading market positions in three primary businesses - electronic article surveillance (EAS), integrated closed-circuit television (CCTV) systems and electronic access control (EAC). Ultrak, headquartered in Carrollton, TX will become a wholly-owned subsidiary of Checkpoint and continue to operate under the Ultrak name.

Under the terms of the definitive agreement, unanimously approved by the boards of both companies, each Ultrak common share will be exchanged for 1.15 Checkpoint common shares. The transaction, which is expected to be completed by mid-1997, is intended to be treated as a pooling of interests and is expected to be tax free.

"The combination of Checkpoint and Ultrak is a powerful merger," said Kevin P. Dowd, Checkpoint's president and CEO. "It is based on two, high growth, highly profitable companies, providing innovative solutions to customers - asset protection, safety and integrated security systems applications. The new company will have a number one or two market position in eight-of-nine discrete business lines, including Checkpoint's EAS, Ultrak's CCTV, EAC products and systems for use in security and surveillance, industrial, mobile video, traffic management, dental and medical, and professional audio applications.

"Checkpoint and Ultrak will be a preeminent force in a $5.3 billion, fast growing and consolidating market," Mr. Dowd continued. "We will have enhanced resources and opportunities, including



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Checkpoint and Ultrak Merger
Page 2


access to each other's customers, leading technology and product development with strong patent positions. In addition, we will have the ability to be the lowest cost producer of electronic security and surveillance solutions in the world and we can offer an efficient and effective worldwide product distribution system second to none in the industry."

Said George K. Broady, Ultrak's chairman, president and CEO, "Ultrak, Inc. will continue to market and sell its CCTV, access control and audio products through its traditional distributor/dealer network. However, with the help of Checkpoint's 350 direct sales people worldwide for EAS creating leads for this network, we expect to be able to substantially leverage sales of our products and systems through our marketing channels. I am confident that the combined companies will continue to significantly outpace industry growth rates."

Steven G. Selfridge, Checkpoint's executive vice president, added, "The cost reduction opportunities for the new company will be a bonus to the enhanced resources and opportunities made possible by the merger in the areas of sales channels and product diversity. We see, over time, large opportunities in the areas of logistics, manufacturing, purchasing and management information systems. In addition, the companies' combined balance sheets will result in cash balances of over $200 million with minimal debt, and a new, unused $200 million credit facility. This strength will provide the new company with the ability to acquire businesses in the consolidating markets where Ultrak operates."

The merger is expected to be neutral to 1997 earnings per share and accretive in 1998, calculated exclusive of Checkpoint's CCTV division, which sells direct to retailers and will be divested because of channel conflict with Ultrak's much larger distributor/dealer network.

Albert E. Wolf, chairman of Checkpoint, will be chairman of the new company. Kevin P. Dowd, president and chief executive officer of Checkpoint, will remain in that capacity for the new company. George K. Broady, chairman, president and chief executive officer of Ultrak, will be chairman of Checkpoint's Executive Committee and president of Ultrak. Steven G. Selfridge, executive vice president of Checkpoint, will assume the responsibilities of chief operating officer of the new company. William J. Reilly, Jr., senior vice president of Checkpoint, will assume the responsibilities of president, Checkpoint Retail Systems. Michael E. Smith, senior vice president of Checkpoint, will become executive vice president of Global Marketing. All Ultrak management will remain in their present positions.

The new company's board will be comprised of 12 members (nine from Checkpoint and three from Ultrak) with one insider from each company.

In connection with the transaction, each company granted the other an option, exercisable under certain conditions, to acquire shares representing 19.9 percent of its outstanding shares. Checkpoint shareholders will have approximately 72 percent and Ultrak will have approximately 28 percent of the new company's shares. The merger is subject to customary closing conditions, including certain regulatory approvals and the approval of shareholders of both companies.




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Checkpoint and Ultrak Merger
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Ultrak, Inc., one of the three largest suppliers of CCTV and related products in the United States, is also expanding its presence in international markets. The company designs, manufactures, markets and services CCTV and related products for use in security and surveillance, industrial, mobile video, traffic management, dental and medical, and professional audio applications.

Checkpoint Systems, Inc. is a leading provider of integrated security solutions for retailers worldwide and is the leading provider of radio frequency (RF) source tagging, which allows its paper-thin RF tags to be embedded into product packaging.

This press release contains forward-looking statements. Any such statements are subject to risks and uncertainties that could cause actual results to vary materially from those anticipated; among these are the two companies' dependence upon conditions in the security systems industry, the size and resources of many of the companies' competitors and the need for Checkpoint to effectively integrate the Ultrak businesses and successfully manufacture and deliver technologically advanced products. Additional information with respect to these and other factors which could materially affect the companies is included in the companies' filings with the Securities and Exchange Commission, included in Checkpoint's most recent proxy statement, 10-K, 10-Q and Ultrak's most recent proxy statement, 10-K, 10-Q and registration statement on Form S-3 (No. 333-14545) filed on November 18, 1996. Investors should review the proposed merger, subsequent 8-K filings and make their own assessment of the combined companies' prospects.



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